UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 000-54293

LONE OAK ACQUISITION CORPORATION

(Translation of registrant’s name into English)

500 W. Texas Avenue, Suite 1450, Midland, Texas 79701

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of Lone Oak Acquisition Corporation (the “Company”) relating to the Company’s proposal to change the name of the Company to Arabella Exploration, Inc.

Where to Find Additional Information

Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and the Extraordinary General Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Lone Oak Acquisition Corporation, 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

Exhibits

Exhibit No.	Description

99.1	Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 17, 2014

LONE OAK ACQUISITION CORPORATION

By:	/s/ Jason Hoisager
Name: Jason Hoisager
Title: President

EXHIBIT INDEX

Exhibit No.	Description

99.1	Proxy Statement